Special Meeting of Shareholders, March 29, 1999

A Special Meeting of Shareholders of The Internet Fund (the "Fund"), was held March 29, 1999, at 344 Van Buren Street, North Babylon, New York 11704. As of March 11, 1999, the record date, outstanding shares of the Fund were 9,162,022.494. Holders of 5,886,831.000 shares of the Fund were present at the meeting in person or by proxy, being the holders of a majority of the outstanding shares of the Fund and thus constituting a quorum. The shareholders of the Fund elected to increase the number of authorized shares of Common Stock from 10,000,000 to 50,000,000 shares.


                           Withhold/   Broker Shares
              For           Against     Abstain         Not Voted
      5,873,302.000     13,529.000        0.000          3,275,191.494